Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE REPORTS SECOND QUARTER 2014 RESULTS

INCREASED 2014 GUIDANCE ON THE BACK OF CONTINUED STRONG OPERATING RESULTS AND COMPLETION OF THE OSISKO ACQUISITION

Toronto (July 30, 2014) — Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle” or the “Company”) today reported a quarterly net income of $37.7 million, or $0.20 per share for the second quarter of 2014.  This result includes a non-cash foreign currency translation loss of $8.7 million ($0.05 per share), non-cash stock option expense of $5.1 million ($0.03 per share), non-recurring losses of $6.1 million ($0.03 per share) related to the Osisko Mining Corporation (“Osisko”) acquisition, and non-recurring gains of $4.8 million ($0.03 per share).  Excluding these items would result in an adjusted net income of $52.8 million, or $0.28 per share.  In the second quarter of 2013, the Company reported a net loss of $24.4 million, or $0.14 per share.

For the first six months of 2014, the Company reported net income of $146.5 million, or $0.81 per share.  This compares with the first six months of 2013 when a net loss of $0.5 million, or nil per share, was realized.  Financial results in the 2014 period were positively affected by significantly higher gold production due primarily to higher grades at Meadowbank and contributions from commercial production at Goldex and La India.

Second quarter 2014 cash provided by operating activities was $197.7 million ($139.5 million before changes in non-cash components of working capital), compared to cash provided by operating activities of $75.3 million in the second quarter of 2013 ($63.6 million before changes in non-cash components of working capital).

For the first six months of 2014, cash provided by operating activities was $445.4 million ($333.3 million before changes in non-cash components of working capital), as compared with the first half of 2013 when cash provided by operating activities was $221.4 million ($198.1 million before changes in non-cash components of working capital).

The higher net income and cash provided by operating activities in 2014 was in spite of lower realized metal prices and is a result of significantly higher gold production, as described above.

“With the closing of the Osisko transaction in the second quarter,  we are now working closely with our partner Yamana to optimize the Canadian Malartic mine and maximize the potential of the Kirkland Lake portfolio,” said Sean Boyd, President and Chief Executive Officer.  “In light of the Osisko acquisition, and on the back of continued strong operating performance in the second quarter we are pleased to announce revised production guidance of approximately 1,360,000 million ounces of gold for 2014, which is a 14% increase over our previous guidance.  Additionally, due to optimization efforts, particularly at Meadowbank, Kittila and in our Southern Business, we anticipate increasing our gold production guidance for 2015, beyond the addition of the Canadian Malartic mine.  We will quantify this increase as soon as possible once our budget process is further advanced”, added Mr. Boyd.

Second quarter 2014 highlights include:

•                  Continued strong operating performance in the second quarter 2014 - Payable production1 of 326,059 ounces at total cash costs2 per ounce on a by-product basis of $626

•                  Acquisition of Osisko — during the second quarter, Agnico Eagle and Yamana Gold Inc. (“Yamana”) each acquired 50% of Osisko and formed a joint committee to operate the Canadian Malartic mine. The Company and Yamana are currently preparing a new NI 43-101 report for the Canadian Malartic mine. The partners will also jointly explore and potentially develop the Kirkland Lake assets, and continue exploration at the Pandora property.

•                  Increased 2014 Guidance - production for 2014 is now expected to be 1,350,000 to 1,370,000 million ounces, with total cash costs on a by-product basis of $650 to $675 per ounce.  All-in sustaining costs3 on a by-product basis are unchanged at $990 per ounce

1  Payable production of a mineral means the quantity of mineral produced during a period contained in products that are sold by the Company whether such products are shipped during the period or held as inventory at the end of the period.

2  Total cash costs per ounce is a non-GAAP measure.  For a reconciliation to production costs, see “Reconciliation of Non-US GAAP Financial Performance Measures — Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced by Mine” below.  Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for by-product revenues, unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. See “Note Regarding Certain Measures of Performance”.

3  All-in sustaining costs is a non-US GAAP measure and is used to show the full cost of gold production from current operations. The Company calculates all-in sustaining costs per ounce of gold produced as the aggregate of total cash costs on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options) and reclamation expenses divided by the amount of gold produced.  The Company’s methodology for calculating all-in sustaining costs may not be similar to the methodology used by other producers that disclose all-in sustaining costs.  The Company may change the methodology it uses to calculate all-in sustaining costs in the future, including in response to the adoption of formal industry guidance regarding this measure by the World Gold Council.

•                  Mid-Year 2014 Exploration Update — IVR discovery near Meadowbank continues to expand; new deep intersection at Kittila; and technical studies progress at Meliadine and Akasaba West projects; (for further information see the 2014 Exploration Update news release dated July 30, 2014)

Payable gold production in the second quarter of 2014 was 326,059 ounces, including 11,878 ounces from the Canadian Malartic mine, compared to 224,089 ounces in the second quarter of 2013.  A description of the production and cost performance for each mine is set out below.

Total cash costs per ounce of gold produced on a by-product basis for the second quarter of 2014 were $626.  This compares with $785 per ounce on a by-product basis in the second quarter of 2013 (excluding the Kittila operations).  The lower cash cost per ounce in 2014 was due primarily to higher grades at Meadowbank and contributions from commercial production at Goldex and La India.

Payable gold production for the first half of 2014 was 692,480 ounces, including 11,878 ounces from Canadian Malartic, compared to payable gold production of 461,064 ounces in the comparable 2013 period.

For the first half of 2014, total cash costs on a by-product basis were $579 per ounce.  This compares with $762 per ounce on a by-product basis in the first six months of 2013 (excluding the 2013 second quarter impact of the idled Kittila operations due to maintenance).  The higher production in 2014 is due to the factors that impacted the second quarter, as mentioned above.

On May 1, 2014, the Company reported that gold production was expected to exceed the higher end of the 2014 guidance range of 1,175,000 to 1,205,000 ounces, while total cash costs on a by-product basis were forecast to be better than the lower end of the guidance range of $670 to $690 per ounce.  Given the continued strong operating results, 2014 production guidance,  excluding the ounces from Canadian Malartic, is now expected to be 1,225,00 to 1,245,000 million ounces, while total cash costs on a by-product basis are forecast to be $650 to $675 per ounce.  Including Canadian Malartic, 2014 production is now expected to be 1,350,000 to 1,370,000 million ounces, while total cash costs on a by-product basis are expected to remain in the range of $650 to $675 per ounce.

Expected all-in sustaining cost (AISC) guidance calculated on a by-product basis for 2014 is unchanged at $990 per ounce.

Updated production guidance for 2015 is expected to be provided with the Q3 2014 results in October.. Detailed guidance for 2015, 2016 and 2017 will be included in Agnico Eagle’s regular three-year guidance news release to be provided in February 2015.

Quarterly Dividend Declared

Agnico Eagle has paid a dividend every year since 1983.  The Board of Directors has approved the next quarterly dividend of 8 cents per share to be paid on September 16, 2014 to shareholders of record as of September 2, 2014.

Other Expected Dividend and Record Dates for 2014

Record Date	Payment Date
Dec. 1	Dec. 15

Conversion to International Financial Reporting Standards

Agnico Eagle has decided to convert its basis of accounting to International Financial Reporting Standards (“IFRS”) to enhance the comparability of its financial statements to the Company’s peers within the mining industry. The Company has commenced the process to convert its basis of accounting from US GAAP to IFRS with a transition date of January 1, 2013. Agnico Eagle anticipates reporting under IFRS for interim and annual periods beginning in the third quarter of 2014, with comparative information restated under IFRS. Additional disclosure regarding the IFRS conversion is included in the Company’s Management’s Discussion and Analysis in respect of the second quarter of 2014, which is expected to be filed in August 2014.

Second Quarter 2014 Results Conference Call and Webcast Tomorrow

Agnico Eagle’s senior management will host a conference call on Thursday, July 31, 2014 at 11:00 AM (E.D.T.) to discuss the Company’s financial and operating results.

Via Webcast:

A live audio webcast of the meeting will be available on the Company’s website www.agnicoeagle.com.

Via Telephone:

For those preferring to listen in by telephone, please dial 416-847-6330 or Toll-free 1-866-530-1553. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay Archive:

Please dial 647-436-0148 or Toll-free 1-888-203-1112, access code 9653906. The conference call replay will expire on August 31, 2014 at 2:00 PM.

The webcast along with presentation slides will be archived for 180 days on www.agnicoeagle.com.

Capital Expenditures

Capital expenditures in the second quarter of 2014 were $101.5 million, including $29.1 million at Kittila, $19.1 million at LaRonde, $11.8 million at Meadowbank, $8.9 million at Pinos Altos, $7.8 million at Goldex, $5.3 million at Lapa, $3.9 million at La India and $3.4 million at Creston Mascota.  Capital expenditures at development projects included $11.4 million at Meliadine.

On a 100% basis, capital expenditures at the Canadian Malartic Mine in the second quarter of 2014 were C$42.1 million (approximately C$67.1 million for the first six months of 2014).

Capital expenditures for the first six months of 2014 were $200.3 million.  For 2014, capital expenditures are expected to total approximately $468 million, representing a $37 million increase from the previously announced figure which is due primarily to the acquisition of Osisko but also additional expenditures at Goldex for acceleration of the ramp into the D Zone, and at Kittila to reflect the completion of the plant expansion ahead of plan.

Liquidity — Credit Rating Maintained

Cash and cash equivalents and short-term investments totaled $245.0 million at June 30th, 2014, up from the March 31, 2014 balance of $184.0 million.  The increase in the cash balance is largely due to the impact of higher production and lower production costs.  The outstanding balance on the Company’s credit facility was $520 million at June 30, 2014 which increased from the March 31, 2014 balance of $120 million as the Company used the credit facility to fund the acquisition of Osisko. Available bank lines as of June 30, 2014 are approximately $680 million.

As at June 30, 2014, the Canadian Malartic GP (the “Partnership”), through which the Company and Yamana hold their 50% interests in the Canadian Malartic mine, had C$40.1 million of cash and cash equivalents and assumed long term debt of C$124.3 million of loans, C$75 million of convertible debentures and C$75.3 million of capital lease obligations.

At current gold prices and related forecasts, Agnico Eagle remains well within its debt covenants.  In addition to the Company’s credit facility referred to above, the Company’s debt is comprised of five separate series of notes, whose maturities are spread out over a seven-year period, with the earliest maturity being $115 million in 2017.

On June 25, 2014 DBRS reaffirmed Agnico Eagle’s investment grade credit rating at BBB (low) with a stable trend.

Revised 2014 Tax Guidance

For 2014, the jurisdictional tax rates are expected to be:

Canada - 40% to 50%

Mexico - 35% to 40%

Finland - 20%

The Company’s overall tax rate is expected to be between 35% to 40%.  Previous guidance was 40% to 45%. The decrease is largely due to the high proportion of the profit being generated by the Meadowbank mine, which continues to be sheltered by tax pools.

Northern Business Operating Review

LaRonde —Good Cost Performance Continues

The 100% owned LaRonde mine in northwestern Quebec, Canada, began operation in 1988.  Current mine life is estimated to be through 2024.

On a period-over-period basis, tonnes milled were relatively flat with an average of 6,197 tonnes per day (“tpd”) processed in the second quarter of 2014, compared to an average of 6,143 tpd in the corresponding quarter of 2013.

Subsequent to quarter end, in July, a planned three week shutdown was carried out to upgrade the production and service hoist drives at the Penna shaft.  During the shutdown, additional maintenance activities were also undertaken underground and at the mill.  Due to the shutdown, the mining sequence in the second quarter of 2014 was modified.  As a result, fewer tonnes were mined from the deeper portion of the LaRonde mine with more ore coming from upper level stopes, which had lower gold grades, but higher base metal grades.

With the maintenance now completed, the proportion of production from the deeper mine is expected to increase over the balance of the year as the deeper, higher grade Level 293 pyramid advances to maturity.  The mined grade is expected to continue to increase towards the average reserve grade over the next several years.

Minesite costs per tonne4 were approximately C$91 in the second quarter of 2014.  Compared to the C$103 per tonne experienced in the second quarter of 2013.  The decrease in costs is largely due to reduced labor and contractor costs, and lower material costs (electricity and consumables).

4 Minesite costs per tonne is a non-GAAP measure.  For reconciliation to production costs, see “Reconciliation of non-US GAAP Financial Performance Measures — Reconciliation of Production Costs to Minesite Costs per Tonne by Mine” contained herein.  See also “Note Regarding Certain Measures of Performance”.

For the first six months of 2014, the LaRonde mill processed an average of 6,194 tpd, compared to 6,372 tpd in the first six months of 2013.  Minesite costs per tonne were approximately C$95, compared to C$100 per tonne in the first six months of 2013. Costs were lower due to the reasons described above in spite of the lower throughput.

On a per ounce basis LaRonde’s total cash costs per ounce were $691 on a by-product basis in the second quarter of 2014 on production of 48,494 ounces of gold.  This compares with the second quarter of 2013 when total cash costs per ounce were $927 on a by-product basis on production of 46,119 ounces of gold.  The increased production in the second quarter of 2014 is due to slightly higher grades and higher tonnage processed.  The considerable improvement in total cash costs is related to lower minesite costs per tonne and higher by-product (zinc) credits in the 2014 period.  In addition, there was also a negative settlement adjustment on concentrate shipments of $90 per ounce in the second quarter of 2013 compared to the second quarter of 2014.

In the first six months of 2014, LaRonde produced 107,846 ounces of gold at total cash costs per ounce of $642 on a by-product basis.  This is in contrast with the first half of 2013 when the mine produced 85,192 ounces of gold at total cash costs per ounce of $831 on a by-product basis.  The reasons for the higher production and lower costs in the 2014 period are outlined above.

Post-2014, LaRonde is expected to increase production over the next several years to an average life of mine production of more than 300,000 ounces of gold per year, reflecting the higher gold grades expected at depth.

Canadian Malartic GP — Optimization and Cost Saving Studies Underway

In June 2014, Agnico Eagle and Yamana acquired all issued and outstanding common shares of Osisko, and created the 50:50 Partnership that owns and operates the Canadian Malartic mine through a joint management committee.  The Partnership acquired the Canadian Malartic mine on June 16, 2014.

During the second quarter of 2014, the Canadian Malartic mill processed an average of 50,673 tpd, with minesite costs per tonne of approximately C$20. The second quarter included a 5 day scheduled shutdown for mill maintenance.

For the first six months of 2014, the Canadian Malartic mill processed an average of 49,584 tpd, with minesite costs per tonne of approximately C$20

For the full second quarter of 2014, production at the Canadian Malartic mine (on a 100% basis) was 133,181 ounces of gold at a total cash cost per ounce of $645 on a by-product basis.  Production from June 16 to June 30, 2014 (on a 100% basis) was 23,756 ounces of gold at a total cash cost per ounce of $614 on a by-product basis.   Agnico Eagle’s 50% share of attributable production for these 15 days was 11,878 ounces of gold.  Minesite costs per tonne for the above mentioned 15 day period were C$21.

In the first six months of 2014, the Canadian Malartic mine produced 273,211 ounces of gold (on a 100% basis).   Canadian Malartic’s total cash costs per ounce were $610 on a by-product basis in the first half of 2014.

The Partnership is in the process of completing a new NI 43-101 report on the Canadian Malartic mine.  This report is expected to be completed later in August 2014.

In 2014, ore grades are expected to average 1.02 g/t gold with recoveries of approximately 89% and an average strip ratio of 2.6 to 1.0.  Minesite costs per tonne are expected to be approximately C$21.  For the full year, the Canadian Malartic mine is forecast to produce 510,000 to 530,000 ounces (on a 100% basis), with total cash costs per ounce of $695 on a by-product basis.

Total cash costs on a by-product basis are expected to increase in the second half of 2014 largely due to inclusion of the 5% NSR royalty (approximately $65 per ounce annually), increased operating costs associated with the Gouldie pit (approximately C$11.7 million), increased drilling costs in the north part of the pit to reduce noise and vibration (approximately C$6.6 million), and increased cyanide consumption (approximately C$6.7 million).

Total capital costs for 2014 at Malartic (on a 100% basis) are estimated at approximately C$169.3million.  Capital costs are higher than the original Osisko forecast of C$126.0 million primarily due to the acceleration of activities at the Gouldie pit to increase mining flexibility (approximately $C13.0 million), increased capitalized stripping costs (approximately $C12.0 million), and the addition of extra mining equipment (approximately $C9.0 million).

Potential Opportunities to Optimize the Canadian Malartic Operations

By the beginning of 2015, the Company believes that there is good potential to refine and improve the Canadian Malartic mining operation.  Studies are currently underway to fully explore synergies and opportunities for optimization of the asset.  Potential initiatives include:

•                  Projects to improve or expand the current crushing and grinding capacity, as the mine will be generating additional ore stockpiles in the coming years.

•                  Savings on procurement of consumables and equipment (Abitibi synergies).

•                  Improvement of drilling and blasting techniques in the open pit (fragmentation).

•                  Empowering the workforce to reduce/optimize minesite costs and a reduction in Osisko’s head office costs (annual savings of approximately C$12.0 to C$15.0 million).

•                  Optimization of the mine plan.

An update on the optimization plan is expected to be presented by the Partnership at the end of the third quarter of 2014.  Updated guidance for 2015 and 2016 will be included in Agnico Eagle’s regular three-year guidance to be provided in February 2015.

Osisko Exploration Portfolio — Upper Beaver to be the Main Focus

In addition to being the operators at the Canadian Malartic mine, Agnico Eagle and Yamana will also jointly explore and consider the development potential at the jointly held Kirkland Lake assets, and continue exploration at the Pandora property.

Prior to the completion of the acquisition, Osisko drilled 215 exploration holes totaling approximately 94,000 metres on their key exploration holdings. A breakdown of the drilling is shown in the table below.

Exploration drilling summary for the Osisko Exploration Portfolio, January 1 to June 30, 2014

	Year-to-date, 2014
Project	No. holes	Total length (metres)

Canadian Malartic	28	17,744

Pandora/Wood-Pandora	12	4,136

Kirkland Lake	175	71,994

Total	215	93,874

Two rigs are still drilling on the Upper Beaver and Canadian Kirkland properties.  Data from these programs are being reviewed with the intent of prioritizing areas for follow-up work.  Work programs, budgets and a strategic plan to develop the Kirkland Lake camp are expected to be released later this fall.

Lapa — Higher Grades Expected from Zulapa Zone 7 in the Fourth Quarter 2014

The 100% owned Lapa mine in northwestern Quebec achieved commercial production in May 2009.  Current mine life is estimated to be through 2016.

The Lapa circuit at the LaRonde mill processed an average of 1,789 tpd in the second quarter of 2014, slightly higher than the 1,745 tpd processed in the second quarter of 2013.

Minesite costs per tonne were C$107 in the second quarter of 2014, compared to C$110 in the second quarter of 2013.  Despite mining at a deeper depth the lower minesite costs in the current quarter is due to lower labor costs and continued cost reduction efforts versus the comparable period last year.

For the first six months of 2014, the Lapa mill processed an average of 1,769 tpd, compared to 1,761 tpd in the first six months of 2013.  Minesite costs per tonne were approximately C$108, slightly below the C$112 per tonne in the first six months of 2013 due to reasons explained above.

Payable production in the second quarter of 2014 was 18,821 ounces of gold at total cash costs per ounce of $847 on a by-product basis.  This compares with the second quarter of 2013, when production was 23,178 ounces of gold at total cash cost per ounce of $720 on a by-product basis.  In the current period, the decrease in gold production and higher total cash costs per ounce were generally due to the processing of lower gold grades compared to the same quarter last year.

In the first six months of 2014, Lapa produced 42,230 ounces of gold at total cash costs per ounce of $747 on a by-product basis.  This compares to the first half of 2013 when the mine produced 50,046 ounces of gold at total cash costs per ounce of $699 on a by-product basis.  The lower production and higher costs in the 2014 period are due to the reasons outlined above.

During the second quarter of 2014, gold grades were lower than forecast due to the mining of lower grade stopes in the deep zone and on the flanks of the deposit. In the second half of 2014, grades are expected to improve with the optimization of the mine plan and the start of mining in the higher grade Zulapa 7 zone.

Goldex Mine — Excellent Cost Performance, Mill Ramp up to 6,000 tpd Ahead of Schedule

The 100% owned Goldex mine in northwestern Quebec began operation in 2008 but mining operations in the original Goldex Extension Zone (GEZ) orebody were suspended in October 2011 (see October 19, 2011 news release). Mining operations at the GEZ remain suspended. In July 2012, the M and E satellite zones were approved for development, and these zones achieved commercial production in October 2013.

The Goldex mill processed an average of 5,692 tpd in the second quarter of 2014 and throughput is expected to increase to approximately 6,000 tpd by year end 2014.

Minesite costs per tonne at Goldex were approximately C$33 in the second quarter of 2014. Minesite costs per tonne were significantly lower than 2014 guidance of C$37, primarily due to improved underground productivity, higher than forecast tonnage and reduced labor costs.

For the first six months of 2014, the Goldex mill processed an average of 5,544 tpd. Minesite costs per tonne were approximately C$32.

Payable gold production in the second quarter of 2014 was 23,929 ounces at a total cash cost per ounce of $654 on a by-product basis. In the first six months of 2014, Goldex produced 43,359 ounces of gold at total cash costs per ounce of $678 on a by-product basis.

Development activities are progressing on the M2, M5 and E2 satellite zones. A new surface portal has been collared and the old ramp is being refurbished to provide access to the M3 and M4 zones.  This ramp will also facilitate the movement of equipment from surface to the underground.  In addition, accelerated development of the exploration ramp into the DX zone (the top of the Deep zone) is underway. This ramp will provide access for additional exploration drilling.

These satellite zones could have the potential to further extend the mine’s life. Economies of scale may also be available if additional zones are developed as the mill has the ability to operate at over 8,000 tpd. Studies are currently underway to fully evaluate the potential of these zones, with initial results expected in early 2015.  The Goldex mining approach may also open up other mining opportunities in the region.

Meadowbank — Record Throughput and Continued Cost Control Drive Strong Performance

The 100% owned Meadowbank mine is located in Nunavut, Canada.  Current mine life is estimated to be through 2018.

The Meadowbank mill processed an average of 11,549 tpd in the second quarter of 2014.  This compares with 11,303 tpd in the second quarter of 2013.  The record throughput in the 2014 period is largely due to the continued optimization of the mine plan and improved equipment availability. The secondary crusher has consistently exceeded the initial design rate of 8,500 tpd since startup.

Minesite costs per tonne were C$71 in the second quarter of 2014, compared with C$83 per tonne in the second quarter of 2013.  Costs are lower in the 2014 period due to more tonnes of ore processed in 2014 versus 2013, improved productivity, as well as ongoing cost reduction initiatives. In addition, seasonal costs were deferred into the second half of 2014.

For the first six months of 2014, the Meadowbank mill processed an average of 11,299 tpd, compared to 11,311 tpd in the first six months of 2013.  Minesite costs per tonne were approximately C$73 in the first six months of 2014, below the C$85 per tonne in the comparable 2013 period due to reasons described above.

Payable production in the second quarter of 2014 was 118,161 ounces of gold at total cash costs per ounce of $577 on a by-product basis.  This compares with payable production in the second quarter of 2013 of 91,873 ounces of gold at total cash costs per ounce of $912 on a by-product basis.  The increase in year over year production and lower total cash costs reflects higher grades, increased throughput, higher recoveries, and lower minesite costs per tonne compared to the previous period.

In the first six months of 2014, Meadowbank produced 274,605 ounces of gold at total cash costs per ounce of $496 on a by-product basis.  In the first half of 2013 the mine produced 173,691 ounces of gold at total cash costs per ounce of $986 on a by-product basis.  The stronger 2014 results are due to the reasons outlined above.

Production in the second half of 2014 will be considerably lower than the first half of the year (approximately a 60:40 split between the first half and second half as previously reported in the Company’s May 1, 2014 news release) as grades are expected to be closer to reserve grade with the completion of mining activities in the Goose pit by year-end and a higher percentage of ore being sourced from the lower grade Vault pit.

Exploration drilling has expanded the scope of the mineralization at the IVR property, located 50 kilometres northwest of the Meadowbank mine.  A total of 48 drill holes (7,423 metres) have been completed since the program began in 2013. The best intercepts to date include 26.1 grams per tonne (“g/t”) gold (capped) over 4.8 metres, and 27.6 g/t gold (capped) over 3.0 metres estimated true width.  A phase two exploration program consisting of 20,000 metres of drilling is currently underway.  For additional details on this project, readers are referred to Agnico Eagle’s mid-year exploration news release dated July 30, 2014.

Kittila Mine — Plant Expansion to be Completed Ahead of Schedule

The 100% owned Kittila mine in northern Finland achieved commercial production in May 2009.  Current mine life is estimated to be through 2037.

In the second quarter of 2014, the Kittila mill processed an average of approximately 2,720 tpd. In the second quarter of 2013, the Kittila mill was idle for most of the quarter due to the relining of the autoclave, as such tonnage comparisons with the prior period are not considered to be relevant.

Minesite costs per tonne at Kittila were approximately €81 in the second quarter of 2014.  Given the autoclave relining, minesite costs per tonne in the 2013 comparable period are also not considered relevant.

For the first six months of 2014, the Kittila mill processed an average of 3,065 tpd, compared to 1,761 tpd in the first six months of 2013.  The higher throughput in 2014 is due to the reason mentioned above.

Minesite costs per tonne at Kittila were approximately €77 in the first six months of 2014, unchanged from €77 in the comparable period of 2013. Minesite costs per tonne in the 2013 period only reflect 104 days of operation due to the autoclave relining.

Second quarter 2014 gold production at Kittila was 31,830 ounces with a total cash cost per ounce of $862 on a by-product basis. Gold recoveries in the 2014 period were slightly below normal due to temporary site water balance issues. In the second quarter of 2013 the mine produced 5,389 ounces.  Cash costs and production are not considered comparable due to the relining of the autoclave mentioned above.

In the first six months of 2014, Kittila produced 70,382 ounces of gold at a total cash cost per ounce of $825 on a by-product basis.  This is in contrast to the first half of 2013, when the mine produced 48,534 ounces of gold at total cash costs per ounce of $624 on a by-product basis.  The higher cash costs in 2014 are mainly due to lower grades processed and production in the 2013 period was only 104 days due to the autoclave relining.

The previously announced Kittila mill expansion has progressed well and is now expected to be completed by the end of 2014, well ahead of the original mid-2015 schedule. A two week tie in period will be completed in September 2014.  The expansion has provided upgrades to both the grinding and flotation circuits and the oxidation and cyanidation circuits.

In addition, the expansion has been increased from 750 tpd to 1,000 tpd, which is expected to enable the Kittila mill to process over 4,000 tpd.  In order to utilize this increased capacity, the Company is looking at a combination of increased mine throughput and the processing of surface stockpiles.  Despite the increase in scope, the Company expects the expansion will be completed within the original budget.

The Company has now completed studies on the Rimpi zone and shaft, and developed a strategy to further develop the Kittila orebody.  As part of this strategy, the immediate focus will be on developing the Rimpi zone through a ramp system to provide sufficient future feed to the mill and enhance Kittila’s production profile.

The decision to develop a shaft at Kittila has been put on hold for the next 2-3 years, in order to prioritize development of the Rimpi zone and further delineate the orebody at depth.  A recent drill hole has demonstrated the continuation of the Suuri mineralization at a vertical depth of 1,340 metres (see Agnico Eagle mid-year exploration news release dated July 30, 2014). The bottom of the current reserve is at a depth of approximately 1,100 metres.

Meliadine — 2014 Drilling Expected to Further Expand Resource Base

Located near Rankin Inlet, Nunavut, Canada, the Meliadine project was acquired in July 2010, and is one of Agnico Eagle’s largest gold projects in terms of resources. Underground development, exploration drilling, technical studies and permitting have continued in the second quarter of 2014.

In the first half of 2014, 118 exploration and conversion drill holes totaling 30,900 metres were completed.  The exploration ramp has been extended by 527 metres.  Recent results are expected to expand gold resources at the Pump, Wesmeg/Normeg and Wolf deposits. An updated technical study is expected in late 2014. For additional details on this project readers are referred to Agnico Eagle’s mid-year exploration news release dated July 30, 2014.

Southern Business Operating Review

Pinos Altos — Strong Cash Flow Generation Continues

The 100% owned Pinos Altos mine in northern Mexico achieved commercial production in November 2009.    Current mine life is estimated to be through 2029.

The Pinos Altos mill processed an average of 5,513 tpd in the second quarter of 2014, compared to 5,024 tpd per day processed in the second quarter of 2013.  During the second quarter of 2014, approximately 154,200 tonnes of ore were stacked on the heap leach at Pinos Altos, compared to 209,000 tonnes in the comparable 2013 period.

Minesite costs per tonne were $44 in the second quarter of 2014, compared to $50 per tonne in the second quarter of 2013.  Costs in the 2014 period were favorably impacted by shorter hauls and better drilling and blasting performance (lower explosives consumption) in the open pit and lower consumable costs in the mill and the underground compared to the 2013 period.

Minesite costs per tonne at Pinos Altos are affected by normal operating variances in the proportion of heap leach to mill ore, the proportion of underground ore to open pit ore, variations in the proportion of waste to ore mined and variations in the currency exchange rate.

For the first six months of 2014, the Pinos Altos mill processed an average of 5,448 tpd, compared to 5,136 tpd processed in the first half of 2013.  Approximately 293,300 tonnes of ore were stacked on the Pinos Altos leach pad during the first six months of 2014, compared to 462,100 tonnes in the prior year period. Minesite costs per tonne were approximately $46 compared to $45 per tonne in the first half of 2013 with variance due to the proportion of heap leach to mill ore and the proportion of underground ore to open pit, and variations in the proportion of waste to ore mined, and variations in the currency exchange rate.

Payable production in the second quarter of 2014 was 43,978 ounces of gold at a total cash cost per ounce of $481 on a by-product basis.  This compares with production of 47,383 ounces at a total cash cost per ounce of $496 on a by-product basis in the second quarter of 2013.  Production in the 2014 period was lower than the comparable 2013 period due to lower grades processed in the mill and fewer heap leach tonnes placed.  The lower total cash costs in the 2014 period are due to the reasons outlined above.

In the first six months of 2014, Pinos Altos produced 89,195 ounces of gold at total cash costs per ounce of $465 on a by-product basis.  This is in contrast to the first half of 2013 when the mine produced 91,547 ounces of gold at total cash costs per ounce of $402 on a by-product basis.  The lower cash costs in the first six months of 2013 are primarily due to higher silver production and higher realized silver prices in the first quarter of 2013 compared to the first quarter of 2014.

Shaft sinking activities at Pinos Altos continued during the quarter with a change over from Alimak mining to using a Galloway and jumbo drilling rig. The shaft is currently excavated to a depth of 228 metres with concrete lining to a depth of 212 metres.  The ultimate shaft depth is currently expected to be 793 metres.  The shaft project will allow better matching of the mill capacity with the future mining capacity at Pinos Altos when the open pit mining operation begins to wind down as planned in the next several years.

Creston Mascota — Phase 3 Leach Pad Now Commissioned

The Creston Mascota heap leach has been operating as a satellite operation to the Pinos Altos mine since late 2010.

Approximately 394,800 tonnes of ore were stacked on the Creston Mascota leach pad during the second quarter of 2014, compared to approximately 386,000 tonnes stacked in the second quarter of 2013.  Minesite costs per tonne at Creston Mascota were $18 in the second quarter of 2014, compared to $14 in the second quarter of 2013. Costs were higher in the 2014 period primarily due to increased equipment costs and higher contract labor rates.

For the first six months of 2014, approximately 773,700 tonnes of ore were stacked on the Creston Mascota leach pad, compared to 616,100 tonnes in the prior year period.  Stacking resumed at Creston Mascota in April 2013, following the suspension of activities on the Phase one leach pad in October 2012.

For the first six months of 2014, mine site costs per tonne at Creston Mascota were $18, compared to $14 per tonne in the first six months of 2013. Costs were higher in the 2014 period due to the reasons outlined above.

Payable gold production at Creston Mascota in the second quarter of 2014 was 11,159 ounces at a total cash cost per ounce of $616 on a by-product basis.  This compares to 10,147 ounces at a total cash cost per ounce of $498 on a by-product basis during the second quarter of 2013.  The higher production in the 2014 period is reflective of more tonnes stacked, while the increased costs are reflective of higher minesite costs per tonne in the 2014 period.

Payable gold production for the first six months of 2014 was 21,476 ounces at a total cash cost per ounce of $615 on a by-product basis.  This compares to 12,054 ounces at a total cash cost per ounce of $498 on a by-product basis in the first six months of 2013.  The higher production and higher costs in the 2014 period are due to the reasons outlined above.

The expanded capacity for the Creston Mascota agglomerator and overland conveyors was installed in May and commissioned in early June.  In addition, the Creston Mascota Phase 3 leach pad was completed in June and has been fully commissioned.

La India — Ramp-up Continues, Crushing Circuit Refinements Expected to Enhance Stacking Rates

The La India mine in Sonora, Mexico, located approximately 70 kilometres from the Company’s Pinos Altos mine, was acquired in November 2011 through the purchase of Grayd Resources, which included a 56,000 hectare land position in the Mulatos Gold belt.  Commissioning of the mine commenced ahead of schedule in the third quarter of 2013.  Commercial production at La India was achieved as at February 1, 2014.

Approximately 1,137,500 tonnes of ore were stacked on the La India leach pad during the second quarter of 2014. Stacking rates averaged approximately 12,500 tpd during the quarter.  Minesite costs per tonne at La India were $8 in the second quarter of 2014.

In the first six months of 2014, approximately 2,156,400 tonnes of ore were stacked on the La India leach pad, with stacking rates averaging approximately 11,914 tpd.  Minesite costs per tonne at La India were $8 in the first half of 2014.

Payable gold production in the second quarter of 2014 was 17,809 ounces at a total cash cost per ounce of $457 on a by-product basis.

For the first six months of 2014, La India produced 31,509 ounces of gold, including 3,492 ounces of pre-commercial production at total cash cost per ounce of $446 on a by-product basis.

Operations continue to ramp up with month-over-month increases in production and planned modifications to the crushing and stacking circuits are expected to be completed during the third quarter of this year. Total cash costs were favourable due to slightly higher head grades and lower stripping costs compared to anticipated levels.

La India closed the first “water year” (July 1, 2013 to June 30, 2014) with approximately 200,000 m3 in storage.  The third quarter of 2014 will be the first rainy season operating at La India, the Company expects that there will be some dilution effects and operating impacts during this period but remains confident in the production guidance for La India in 2014.

Dividend Reinvestment Program

Please follow the link below for information on the Company’s dividend reinvestment program.

Dividend Reinvestment Plan

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its nine mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these regions as well as in the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212.

Note Regarding Certain Measures of Performance

This news release discloses certain measures, including ‘‘total cash costs per ounce’’ and ‘‘minesite costs per tonne’’ that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. For a reconciliation of these measures to the most directly comparable financial information presented in the consolidated financial statements prepared in accordance with US GAAP and for an explanation of how management uses these measures, see “Reconciliation of Non-GAAP Financial Performance Measures” below.  Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for by-product revenues, unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash cost per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in and exchange rates. and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices.  Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with US GAAP.

Management also performs sensitivity analyses in order to quantify the effects of fluctuating exchange rates and metal prices.  This news release also contains information as to estimated future total cash costs per ounce, all-in sustaining costs and minesite costs per tonne. The estimates are based upon the total cash costs per ounce, all-in sustaining costs and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-US GAAP financial measures to the most comparable US GAAP measure.

The scientific and technical information contained in this news release has been reviewed by Alain Blackburn, Ing., Senior Vice-President, Exploration and a “Qualified Person” for the purposes of NI 43-101.

Forward-Looking Statements

The information in this news release has been prepared as at July 30, 2014. Certain statements contained in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”. When used in this document, the words “anticipate”, “expect”, “estimate”, “forecast”, “will”, “planned” and similar expressions are intended to identify forward-looking statements.  Such statements and information include without limitation: the Company’s forward-looking production guidance, including estimated ore grades, project timelines, drilling results, metal production, mine estimates horizons, production, total cash costs per ounce, minesite costs per tonne; all-in sustaining costs and cash flows; the estimated timing and conclusions of technical reports and other studies; the methods by which ore will be extracted or processed; statements concerning expansion projects, recovery rates, mill throughput, and projected exploration expenditures, including costs and other estimates upon which such projections are based; estimates of depreciation expense, general and administrative expense and tax rates; the impact of maintenance shutdowns; statements regarding timing and amounts of capital expenditures and other assumptions; estimates of future reserves, resources, mineral production, optimization efforts and sales; estimates of mine life; estimates of future mining costs, total cash costs, minesite costs, all-in sustaining costs and other expenses; estimates of future capital expenditures and other cash needs, and expectations as to the funding thereof; statements and information as to the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs, and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; estimates of reserves and resources, and statements and information regarding anticipated future exploration; the anticipated timing of events with respect to the Company’s mine sites and statements and information regarding the sufficiency of the Company’s cash resources and other statements and information regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof. Such statements and information reflect the Company’s views as at the date of this document and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements and information. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis (“MD&A”) and the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2103 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2013 (“Form 40-F”) filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as: that there are no significant disruptions affecting operations; that production, permitting and expansion at each of Agnico Eagle’s properties proceeds on a basis consistent with current expectations and plans; that the relevant metals prices, exchange rates and prices for key mining and construction supplies will be consistent with Agnico Eagle’s expectations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment. Many factors, known and unknown could cause the actual results to be materially different from those expressed or implied by such forward looking statements and information. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; community protests; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s by-product metal derivative strategies. For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this document, see the AIF and MD&A filed on SEDAR at www.sedar.com and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company’s other filings with the Canadian securities regulators and the SEC. The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information. For a detailed breakdown of the Company’s reserve and resource position see the AIF or Form 40-F.

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
Operating margin(i) by mine:
Northern Business
LaRonde mine	$27,820	$14,372	$70,937	$47,667
Lapa mine	8,763	16,643	24,000	38,431
Goldex mine(ii)	13,674	—	24,253	—
Meadowbank mine	80,644	32,382	200,615	68,885
Canadian Malartic mine(iii)	547	—	547	—
Kittila mine	14,002	(112)	33,039	44,844
Southern Business
Pinos Altos mine	33,324	41,708	71,921	97,746
Creston Mascota deposit at Pinos Altos	7,336	5,480	14,847	3,269
La India mine(iv)	12,678	—	26,305	—
Total operating margin(i)	198,788	110,473	466,464	300,842
Amortization of property, plant and mine development	77,570	70,128	151,107	140,199
Exploration, corporate and other	62,857	63,805	103,091	135,495
Income (loss) before income and mining taxes and other items	58,361	(23,460)	212,266	25,148
Income and mining taxes expense	18,360	920	63,413	25,669
Loss on equity investment	2,325	—	2,325	—
Net income (loss) for the period	$37,676	$(24,380)	$146,528	$(521)
Net income (loss) per share — basic (US$)	$0.20	$(0.14)	$0.81	$(0.00)
Net income (loss) per share — diluted (US$)	$0.20	$(0.14)	$0.81	$(0.00)
Cash flows:
Cash provided by operating activities	$197,709	$75,298	$445,438	$221,370
Cash used in investing activities	$(536,264)	$(218,282)	$(641,885)	$(359,761)
Cash provided by (used in) financing activities	$395,895	$18,677	$297,808	$(50,827)
Realized prices (US$):
Gold (per ounce)	$1,291	$1,336	$1,300	$1,474
Silver (per ounce)	$19.45	$18.72	$20.06	$23.77
Zinc (per tonne)	$2,142	$1,753	$2,096	$1,895
Copper (per tonne)	$6,893	$6,551	$6,594	$7,012
Payable production(v):
Gold (ounces):
Northern Business
LaRonde mine	48,494	46,119	107,846	85,192
Lapa mine	18,821	23,178	42,230	50,046
Goldex mine(ii)	23,929	—	43,359	—
Meadowbank mine	118,161	91,873	274,605	173,691
Canadian Malartic mine(iii)	11,878	—	11,878	—
Kittila mine	31,830	5,389	70,382	48,534
Southern Business
Pinos Altos mine	43,978	47,383	89,195	91,547
Creston Mascota deposit at Pinos Altos	11,159	10,147	21,476	12,054
La India mine(iv)	17,809	—	31,509	—
Total gold (ounces)	326,059	224,089	692,480	461,064
Silver (thousands of ounces):
Northern Business
LaRonde mine	345	424	694	1,035
Meadowbank mine	25	23	51	45
Canadian Malartic mine(iii)	10	—	10	—
Kittila mine	1	—	3	2
Southern Business
Pinos Altos mine	422	605	882	1,218
Creston Mascota deposit at Pinos Altos	18	14	34	17
La India mine(iv)	40	—	67	—
Total Silver (thousands of ounces)	861	1,066	1,741	2,317
Zinc (tonnes)	3,793	3,455	5,853	11,694
Copper (tonnes)	1,058	1,280	2,612	2,362

Payable metal sold:
Gold (ounces):
Northern Business
LaRonde mine	48,115	46,953	106,215	86,541
Lapa mine	18,162	25,644	41,613	49,583
Goldex mine(ii)	22,255	—	41,862	—
Meadowbank mine	118,176	87,798	265,678	167,810
Canadian Malartic mine(iii)	16,377	—	16,377	—
Southern Business
Kittila mine	31,519	12,752	68,948	57,092
Pinos Altos mine	43,058	48,770	89,868	93,293
Creston Mascota deposit at Pinos Altos	10,737	8,112	20,965	8,699
La India mine(iv)	15,025	—	29,657	—
Total gold (ounces)	323,424	230,029	681,183	463,018
Silver (thousands of ounces):
Northern Business
LaRonde mine	322	487	662	1,070
Meadowbank mine	24	23	52	45
Canadian Malartic mine(iii)	15	—	15	—
Kittila mine	1	2	3	3
Southern Business
Pinos Altos mine	430	640	937	1,226
Creston Mascota deposit at Pinos Altos	18	14	32	14
La India mine(iv)	34	—	60	—
Total Silver (thousands of ounces):	844	1,166	1,761	2,358
Zinc (tonnes)	2,458	5,280	4,131	12,279
Copper (tonnes)	1,074	1,291	2,616	2,358

Total cash costs per ounce of gold produced - Co-product basis (US$)(vi):
Northern Business
LaRonde mine	$1,144	$1,365	$1,047	$1,553
Lapa mine	847	720	747	699
Goldex mine(ii)	654	—	678	—
Meadowbank mine	581	918	499	993
Canadian Malartic mine(iii)	642	—	642	—
Kittila mine(vii)	863	—	826	625
Southern Business
Pinos Altos mine	667	718	666	704
Creston Mascota deposit at Pinos Altos(viii)	650	518	648	518
La India mine(iv)	504	—	497	—
Weighted average total cash costs per ounce of gold produced - Co-product basis	$725	$907	$673	$956
Total cash costs per ounce of gold produced - By-product basis (US$)(vi):
Northern Business
LaRonde mine	$691	$927	$642	$831
Lapa mine	847	720	747	699
Goldex mine(ii)	654	—	678	—
Meadowbank mine	577	912	496	986
Canadian Malartic mine(iii)	614	—	614	—
Kittila mine(vii)	862	—	825	624
Southern Business
Pinos Altos mine	481	496	465	402
Creston Mascota deposit at Pinos Altos(viii)	616	498	615	498
La India mine(iv)	457	—	446	—
Weighted average total cash costs per ounce of gold produced - By-product basis	$626	$785	$579	$762

Notes:

(i)            Operating margin is calculated as revenues from mining operations less production costs.

(ii)           The Goldex mine’s M and E Zones achieved commercial production on October 1, 2013.

(iii)          On June 16, 2014, Agnico Eagle and Yamana Gold Inc. (‘‘Yamana’’) completed the joint acquisition of 100.0% of the issued and outstanding common shares of Osisko Mining Corporation (‘‘Osisko’’) by way of their previously announced court-approved plan of arrangement (‘‘the Arrangement’’). As a result of the Arrangement, Agnico Eagle and Yamana each own 50.0% of Canadian Malartic GP, which operates the Canadian Malartic mine, and have formed a joint committee to manage its operations.  The information set out in this table reflects the Company’s 50.0% interest in the Canadian Malartic mine.

(iv)          The La India mine achieved commercial production on February 1, 2014. 3,492 ounces of payable gold production were excluded from the calculation of total cash costs per ounce of gold produced in the first quarter of 2014 as they were produced prior to the achievement of commercial production.

(v)           Payable production is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

(vi)          Total cash costs per ounce of gold produced is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for by-product metal revenues, unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using this measure these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(vii)         Excludes the Kittila mine’s results for the second quarter of 2013. Due to scheduled maintenance, the Kittila mine only operated for 14 days during the second quarter of 2013.

(viii)        Excludes total cash costs per ounce of gold produced for the Creston Mascota deposit at Pinos Altos in the first quarter of 2013 as a temporary suspension of active leaching was required between October 1, 2012 and March 13, 2013 due to an unexpected movement of leached ore at the Phase One leach pad.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, except share amounts, US GAAP basis)

(Unaudited)

	As at June 30,	As at December 31,
	2014	2013

ASSETS
Current
Cash and cash equivalents	$240,773	$139,101
Short-term investments	4,221	2,217
Restricted cash	30,154	28,723
Trade receivables	57,800	67,300
Inventories:
Ore in stockpiles and on leach pads	73,163	51,826
Concentrates and dore bars	67,739	46,658
Supplies	221,843	253,160
Income taxes recoverable	—	18,682
Available-for-sale securities	71,538	74,581
Fair value of derivative financial instruments	14,710	5,590
Other current assets	122,224	116,993
Total current assets	904,165	804,831
Other assets	59,416	66,394
Goodwill	39,017	39,017
Equity investment	1,638,784	—
Property, plant and mine development	4,067,096	4,049,117
	$6,708,478	$4,959,359
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$235,662	$173,374
Reclamation provision	1,934	3,452
Interest payable	13,869	13,803
Income taxes payable	22,409	7,523
Capital lease obligations	9,714	12,035
Fair value of derivative financial instruments	34,718	467
Total current liabilities	318,306	210,654
Long-term debt	1,320,000	1,000,000
Reclamation provision and other liabilities	176,897	178,236
Deferred income and mining tax liabilities	603,164	593,320
SHAREHOLDERS’ EQUITY
Common shares:
Outstanding - 209,689,597 common shares issued, less 1,165,231 shares held in trust	4,451,910	3,294,007
Stock options	185,922	174,470
Contributed surplus	37,254	37,254
Deficit	(394,821)	(513,441)
Accumulated other comprehensive income (loss)	9,846	(15,141)
Total shareholders’ equity	4,290,111	2,977,149
	$6,708,478	$4,959,359

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(thousands of United States dollars, except per share amounts, US GAAP basis)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
REVENUES
Revenues from mining operations	$437,794	$336,424	$929,561	$756,846

COSTS, EXPENSES AND OTHER INCOME
Production (i)	239,006	225,951	463,097	456,004
Exploration and corporate development	11,552	11,326	20,970	19,897
Amortization of property, plant and mine development	77,570	70,128	151,107	140,199
General and administrative	24,791	28,385	52,030	65,705
Impairment loss on available-for-sale securities	2,419	17,313	2,419	28,308
Provincial capital tax	—	(1,504)	—	(1,504)
Interest expense	15,731	13,735	31,666	27,651
Interest and sundry expense	3,370	3,734	2,953	3,946
Loss (gain) on derivative financial instruments	1,344	1,936	(1,984)	(1,046)
Gain on sale of available-for-sale securities	(5,016)	—	(5,289)	—
Foreign currency translation loss (gain)	8,666	(11,120)	326	(7,462)
Income (loss) before income and mining taxes and other items	58,361	(23,460)	212,266	25,148
Income and mining taxes expense	18,360	920	63,413	25,669
Loss on equity investment	2,325	—	2,325	—
Net income (loss) for the period	$37,676	$(24,380)	$146,528	$(521)

Net income (loss) per share - basic	$0.20	$(0.14)	$0.81	$(0.00)
Net income (loss) per share - diluted	$0.20	$(0.14)	$0.81	$(0.00)

Weighted average number of common shares outstanding (in thousands):
Basic	185,718	172,572	179,845	172,426
Diluted	186,207	172,572	180,246	172,426

Note:

(i)                Exclusive of amortization, which is shown separately.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013

OPERATING ACTIVITIES
Net income (loss) for the period	$37,676	$(24,380)	$146,528	$(521)
Add (deduct) items not affecting cash:
Amortization of property, plant and mine development	77,570	70,128	151,107	140,199
Deferred income and mining taxes	1,607	(562)	8,339	6,464
Gain on sale of available-for-sale securities	(5,016)	—	(5,289)	—
Stock-based compensation	9,587	9,332	23,490	25,609
Impairment loss on available-for-sale securities	2,419	17,313	2,419	28,308
Foreign currency translation loss (gain)	8,666	(11,120)	326	(7,462)
Loss on equity investment	2,325	—	2,325	—
Other	4,769	5,877	5,029	11,008
Adjustment for settlement of environmental remediation	(81)	(2,990)	(1,015)	(5,542)
Changes in non-cash working capital balances:
Trade receivables	16,611	10,525	9,500	7,749
Income taxes	3,109	(4,199)	33,568	(8,107)
Inventories	(9,670)	3,789	15,842	31,781
Other current assets	(18,431)	(15,091)	(2,911)	(20,856)
Accounts payable and accrued liabilities	73,725	24,283	56,320	14,181
Interest payable	(7,157)	(7,607)	(140)	(1,441)
Cash provided by operating activities	197,709	75,298	445,438	221,370

INVESTING ACTIVITIES
Additions to property, plant and mine development	(101,512)	(171,773)	(200,305)	(302,407)
Equity investment	(464,902)	—	(464,902)	—
Acquisition of Urastar Gold Corporation, net	—	(10,051)	—	(10,051)
(Increase) decrease in short-term investments	(2,004)	2,308	(2,004)	3,612
Net proceeds from sale of available-for-sale securities	39,529	—	40,142	—
Purchase of available-for-sale securities and warrants	—	(39,584)	(13,385)	(52,259)
(Increase) decrease in restricted cash	(7,375)	818	(1,431)	1,344
Cash used in investing activities	(536,264)	(218,282)	(641,885)	(359,761)

FINANCING ACTIVITIES
Dividends paid	(12,940)	(31,759)	(24,913)	(61,649)
Repayment of capital lease obligations	(2,431)	(3,509)	(6,683)	(6,062)
Sale-leaseback financing	—	—	1,027	—
Proceeds from long-term debt	730,000	50,000	730,000	90,000
Repayment of long-term debt	(330,000)	—	(410,000)	(70,000)
Repurchase of common shares for restricted share unit plan	—	—	(7,518)	(19,000)
Common shares issued	11,266	3,945	15,895	15,884
Cash provided by (used in) financing activities	395,895	18,677	297,808	(50,827)
Effect of exchange rate changes on cash and cash equivalents	1,658	(599)	311	(1,471)
Net increase (decrease) in cash and cash equivalents during the period	58,998	(124,906)	101,672	(190,689)
Cash and cash equivalents, beginning of period	181,775	232,285	139,101	298,068
Cash and cash equivalents, end of period	$240,773	$107,379	$240,773	$107,379

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$22,305	$21,715	$30,456	$28,547

Income and mining taxes paid	$13,172	$9,367	$21,321	$31,000

AGNICO EAGLE MINES LIMITED

RECONCILIATION OF NON-US GAAP FINANCIAL PERFORMANCE MEASURES

(Unaudited)

Total Production Costs by Mine

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
(thousands of United States dollars)	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013

Production costs per the interim unaudited consolidated statements of income (loss) and comprehensive income (loss)	$239,006	$225,951	$463,097	$456,004

LaRonde mine	45,340	60,624	94,927	118,527
Lapa mine	14,643	18,094	30,096	34,704
Goldex mine(i)	15,028	—	29,819	—
Meadowbank mine	71,892	90,136	142,961	183,725
Canadian Malartic mine (ii)	8,636	—	8,636	—
Kittila mine (iii)	27,107	—	56,532	27,182
Pinos Altos mine	30,033	34,511	61,919	66,163
Creston Mascota deposit at Pinos Altos(iv)	6,901	4,427	12,929	4,427
La India mine(v)	7,335	—	13,187	—
Total	$226,915	$207,792	$451,006	$434,728

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced (vi) by Mine

LaRonde Mine - Total Cash Costs per Ounce of Gold Produced (vi)

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
(thousands of United States dollars, except as noted)	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Production costs	$45,340	$60,624	$94,927	$118,527
Adjustments:
Inventory and other adjustments(vii)	10,700	2,846	19,163	14,885
Non-cash reclamation provision	(584)	(534)	(1,161)	(1,076)
Cash operating costs (co-product basis)	$55,456	$62,936	$112,929	$132,336
By-product metal revenues	(21,947)	(20,205)	(43,645)	(61,538)
Cash operating costs (by-product basis)	$33,509	$42,731	$69,284	$70,798
Gold production (ounces)	48,494	46,119	107,846	85,192
Total cash costs per ounce of gold produced ($ per ounce)(vi):
Co-product basis	$1,144	$1,365	$1,047	$1,553
By-product basis	$691	$927	$642	$831

Lapa Mine - Total Cash Costs per Ounce of Gold Produced (vi)

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
(thousands of United States dollars, except as noted)	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Production costs	$14,643	$18,094	$30,096	$34,704
Adjustments:
Inventory and other adjustments(vii)	1,307	(1,393)	1,466	305
Non-cash reclamation provision	(17)	(17)	(34)	(34)
Cash operating costs (co-product basis)	$15,933	$16,684	$31,528	$34,975
By-product metal revenues	(1)	(6)	(3)	(17)
Cash operating costs (by-product basis)	$15,932	$16,678	$31,525	$34,958
Gold production (ounces)	18,821	23,178	42,230	50,046
Total cash costs per ounce of gold produced ($ per ounce)(vi):
Co-product basis	$847	$720	$747	$699
By-product basis	$847	$720	$747	$699

Goldex Mine - Total Cash Costs per Ounce of Gold Produced (i)(vi)

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
(thousands of United States dollars, except as noted)	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Production costs	$15,028	$—	$29,819	$—
Adjustments:
Inventory and other adjustments(vii)	627	—	(411)	—
Non-cash reclamation provision	(3)	—	(6)	—
Cash operating costs (co-product basis)	$15,652	$—	$29,402	$—
By-product metal revenues	(5)	—	(11)
Cash operating costs (by-product basis)	$15,647	$—	$29,391	$—
Gold production (ounces)	23,929	—	43,359
Total cash costs per ounce of gold produced ($ per ounce)(vi):
Co-product basis	$654	$—	$678	$—
By-product basis	$654	$—	$678	$—

Meadowbank Mine - Total Cash Costs per Ounce of Gold Produced (vi)

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
(thousands of United States dollars, except as noted)	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Production costs	$71,892	$90,136	$142,961	$183,725
Adjustments:
Inventory and other adjustments(vii)	3,168	1,530	4,480	2,620
Non-cash reclamation provision	(578)	(387)	(1,150)	(780)
Stripping costs(viii)	(5,825)	(6,921)	(9,137)	(13,045)
Cash operating costs (co-product basis)	$68,657	$84,358	$137,154	$172,520
By-product metal revenues	(493)	(531)	(1,045)	(1,192)
Cash operating costs (by-product basis)	$68,164	$83,827	$136,109	$171,328
Gold production (ounces)	118,161	91,873	274,605	173,691
Total cash costs per ounce of gold produced ($ per ounce)(vi):
Co-product basis	$581	$918	$499	$993
By-product basis	$577	$912	$496	$986

Canadian Malartic Mine - Total Cash Costs per Ounce of Gold Produced (ii)(vi)

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
(thousands of United States dollars, except as noted)	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Production costs	$8,636	$—	$8,636	$—
Adjustments:
Inventory and other adjustments(vii)	48	—	48	—
Stripping costs(viii)	(1,057)	—	(1,057)	—
Cash operating costs (co-product basis)	$7,627	$—	$7,627	$—
By-product metal revenues	(329)	—	(329)
Cash operating costs (by-product basis)	$7,298	$—	$7,298	$—
Gold production (ounces)	11,878	—	11,878
Total cash costs per ounce of gold produced ($ per ounce)(vi):
Co-product basis	$642	$—	$642	$—
By-product basis	$614	$—	$614	$—

Kittila Mine - Total Cash Costs per Ounce of Gold Produced (iii)(vi)

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
(thousands of United States dollars, except as noted)	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Production costs	$27,107	$—	$56,532	$27,182
Adjustments:
Inventory and other adjustments(vii)	530	—	1,762	(106)
Non-cash reclamation provision	(182)	—	(148)	(120)
Cash operating costs (co-product basis)	$27,455	$—	$58,146	$26,956
By-product metal revenues	(24)	—	(61)	(31)
Cash operating costs (by-product basis)	$27,431	$—	$58,085	$26,925
Gold production (ounces)	31,830	—	70,382	43,145
Total cash costs per ounce of gold produced ($ per ounce)(vi):
Co-product basis	$863	$—	$826	$625
By-product basis	$862	$—	$825	$624

Pinos Altos Mine - Total Cash Costs per Ounce of Gold Produced (vi)

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
(thousands of United States dollars, except as noted)	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Production costs	$30,033	$34,511	$61,919	$66,163
Adjustments:
Inventory and other adjustments(vii)	913	839	911	1,012
Non-cash reclamation provision	(93)	(74)	(186)	(148)
Stripping costs(viii)	(1,531)	(1,251)	(3,261)	(2,570)
Cash operating costs (co-product basis)	$29,322	$34,025	$59,383	$64,457
By-product metal revenues	(8,165)	(10,525)	(17,885)	(27,694)
Cash operating costs (by-product basis)	$21,157	$23,500	$41,498	$36,763
Gold production (ounces)	43,978	47,383	89,195	91,547
Total cash costs per ounce of gold produced ($ per ounce)(vi):
Co-product basis	$667	$718	$666	$704
By-product basis	$481	$496	$465	$402

Creston Mascota deposit at Pinos Altos - Total Cash Costs per Ounce of Gold Produced (iv)(vi)

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
(thousands of United States dollars, except as noted)	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Production costs	$6,901	$4,427	$12,929	$4,427
Adjustments:
Inventory and other adjustments(vii)	403	1,197	1,084	1,197
Non-cash reclamation provision	(50)	(37)	(99)	(37)
Stripping costs(viii)	—	(332)	—	(332)
Cash operating costs (co-product basis)	$7,254	$5,255	$13,914	$5,255
By-product metal revenues	(376)	(206)	(710)	(206)
Cash operating costs (by-product basis)	$6,878	$5,049	$13,204	$5,049
Gold production (ounces)	11,159	10,147	21,476	10,147
Total cash costs per ounce of gold produced ($ per ounce)(vi):
Co-product basis	$650	$518	$648	$518
By-product basis	$616	$498	$615	$498

La India Mine - Total Cash Costs per Ounce of Gold Produced (v)(vi)

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
(thousands of United States dollars, except as noted)	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Production costs	$7,335	$—	$13,187	$—
Adjustments:
Inventory and other adjustments(vii)	1,677	—	817	—
Non-cash reclamation provision	(42)	—	(84)	—
Cash operating costs (co-product basis)	$8,970	$—	$13,920	$—
By-product metal revenues	(830)	—	(1,429)
Cash operating costs (by-product basis)	$8,140	$—	$12,491	$—
Gold production (ounces)	17,809	—	28,017
Total cash costs per ounce of gold produced ($ per ounce)(vi):
Co-product basis	$504	$—	$497	$—
By-product basis	$457	$—	$446	$—

Reconciliation of Production Costs to Minesite Costs per Tonne(ix) by Mine

LaRonde Mine - Minesite Costs per Tonne(ix)

	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
(thousands of United States dollars, except as noted)	June 30, 2014		June 30, 2013		June 30, 2014		June 30, 2013
Production costs	$45,340		$60,624		$94,927		$118,527
Adjustments:
Inventory adjustment(x)	2,666		(4,540)		3,814		(4,106)
Non-cash reclamation provision	(584)		(534)		(1,161)		(1,076)
Minesite operating costs	$47,422		$55,550		$97,580		$113,345
Minesite operating costs (thousands of C$)	C$	51,564	C$	57,334	C$	106,645	C$	115,754
Tonnes of ore milled (thousands of tonnes)	564		559		1,121		1,153
Minesite costs per tonne (C$)(ix)	C$	91	C$	103	C$	95	C$	100

Lapa Mine - Minesite Costs per Tonne(ix)

	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
(thousands of United States dollars, except as noted)	June 30, 2014		June 30, 2013		June 30, 2014		June 30, 2013
Production costs	$14,643		$18,094		$30,096		$34,704
Adjustments:
Inventory adjustment(x)	1,340		(1,434)		1,458		237
Non-cash reclamation provision	(17)		(17)		(34)		(34)
Minesite operating costs	$15,966		$16,643		$31,520		$34,907
Minesite operating costs (thousands of C$)	C$	17,382	C$	17,398	C$	34,508	C$	35,843
Tonnes of ore milled (thousands of tonnes)	163		159		320		319
Minesite costs per tonne (C$)(ix)	C$	107	C$	110	C$	108	C$	112

Goldex Mine - Minesite Costs per Tonne(i)(ix)

	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
(thousands of United States dollars, except as noted)	June 30, 2014		June 30, 2013		June 30, 2014		June 30, 2013
Production costs	$15,028		$—		$29,819		$—
Adjustments:
Inventory adjustment(x)	686		—		(332)		—
Non-cash reclamation provision	(3)		—		(6)		—
Minesite operating costs	$15,711		$—		$29,481		$—
Minesite operating costs (thousands of C$)	C$	17,115	C$	—	C$	32,283	C$	—
Tonnes of ore milled (thousands of tonnes)	518		—		1,003		—
Minesite costs per tonne (C$)(ix)	C$	33	C$	—	C$	32	C$	—

Meadowbank Mine - Minesite Costs per Tonne(ix)

	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
(thousands of United States dollars, except as noted)	June 30, 2014		June 30, 2013		June 30, 2014		June 30, 2013
Production costs	$71,892		$90,136		$142,961		$183,725
Adjustments:
Inventory adjustment(x)	3,551		1,227		4,940		2,129
Non-cash reclamation provision	(578)		(387)		(1,150)		(780)
Stripping costs(viii)	(5,825)		(6,921)		(9,137)		(13,045)
Minesite operating costs	$69,040		$84,055		$137,614		$172,029
Minesite operating costs (thousands of C$)	C$	74,896	C$	85,752	C$	149,792	C$	174,353
Tonnes of ore milled (thousands of tonnes)	1,051		1,029		2,045		2,048
Minesite costs per tonne (C$)(ix)	C$	71	C$	83	C$	73	C$	85

Canadian Malartic Mine - Minesite Costs per Tonne (ii)(ix)

	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
(thousands of United States dollars, except as noted)	June 30, 2014		June 30, 2013		June 30, 2014		June 30, 2013
Production costs	$8,636		$—		$8,636		$—
Adjustments:
Stripping costs(viii)	(1,057)		—		(1,057)		—
Minesite operating costs	$7,579		$—		$7,579		$—
Minesite operating costs (thousands of C$)	C$	8,160	C$	—	C$	8,160	C$	—
Tonnes of ore milled (thousands of tonnes)	398		—		398		—
Minesite costs per tonne (C$)(ix)	C$	21	C$	—	C$	21	C$	—

Kittila Mine - Minesite Costs per Tonne(iii)(ix)

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
(thousands of United States dollars, except as noted)	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Production costs	$27,107	$—	$56,532	$27,182
Adjustments:
Inventory adjustment(x)	415	—	1,496	(294)
Non-cash reclamation provision	(182)	—	(148)	(120)
Minesite operating costs	$27,340	$—	$57,880	$26,768
Minesite operating costs (thousands of €)	€20,163	€—	€42,707	€20,580
Tonnes of ore milled (thousands of tonnes)	248	—	555	267
Minesite costs per tonne (€)(ix)	€81	€—	€77	€77

Pinos Altos Mine - Minesite Costs per Tonne(ix)

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
(thousands of United States dollars, except as noted)	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Production costs	$30,033	$34,511	$61,919	$66,163
Adjustments:
Inventory adjustment(x)	465	(103)	(97)	(506)
Non-cash reclamation provision	(93)	(74)	(186)	(148)
Stripping costs(viii)	(1,531)	(1,251)	(3,261)	(2,570)
Minesite operating costs	$28,874	$33,083	$58,375	$62,939
Tonnes of ore processed (thousands of tonnes)	655	665	1,279	1,391
Minesite costs per tonne (US$)(ix)	$44	$50	$46	$45

Creston Mascota deposit at Pinos Altos - Minesite Costs per Tonne(iv)(ix)

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
(thousands of United States dollars, except as noted)	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Production costs	$6,901	$4,427	$12,929	$4,427
Adjustments:
Inventory adjustment(x)	335	1,125	918	1,125
Non-cash reclamation provision	(50)	(37)	(99)	(37)
Stripping costs(viii)	—	(332)	—	(332)
Minesite operating costs	$7,186	$5,183	$13,748	$5,183
Tonnes of ore processed (thousands of tonnes)	395	363	774	363
Minesite costs per tonne (US$)(ix)	$18	$14	$18	$14

La India Mine - Minesite Costs per Tonne(v)(ix)

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
(thousands of United States dollars, except as noted)	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Production costs	$7,335	$—	$13,187	$—
Adjustments:
Inventory adjustment(x)	1,518	—	579	—
Non-cash reclamation provision	(42)	—	(84)	—
Minesite operating costs	$8,811	$—	$13,682	$—
Tonnes of ore processed (thousands of tonnes)	1,138	—	1,825	—
Minesite costs per tonne (US$)(ix)	$8	$—	$8	$—

Notes:

(i)	The Goldex mine’s M and E Zones achieved commercial production on October 1, 2013.

(ii)

Excludes $423 included in production costs per the consolidated statements of income (loss) related to metals purchased from Canadian Malartic General Partnership (CMGP) during the period of June 16 — 30, 2014. Also excludes $11,668 related to the fair value adjustment of the inventory as calculated in the purchase price allocation that is recognized in the loss on equity investment line item of the consolidated statements of income (loss). On June 16, 2014, Agnico Eagle and Yamana Gold Inc. (‘‘Yamana’’) completed the joint acquisition of 100.0% of the issued and outstanding common shares of Osisko Mining Corporation (‘‘Osisko’’) by way of their previously announced court-approved plan of arrangement (‘‘the Arrangement’’). Under the Arrangement, Agnico Eagle and Yamana each own 50.0% of CMGP, which now holds the Canadian Malartic mine and have formed a joint committee to manage its operations. The information set out in this table reflects the Company’s 50.0% interest in the Canadian Malartic mine.

(iii)

Excludes the Kittila mine’s results for the second quarter of 2013. Due to an extended maintenance shutdown, the Kittila mine only operated for 14 days during the second quarter of 2013. The Kittila mine incurred $18,159 in production costs during the second quarter of 2013, which were excluded from the calculation of total cash costs per ounce of gold produced and minesite costs per tonne.

(iv)

Excludes the Creston Mascota deposit at Pinos Altos results for the first quarter of 2013 due to the temporary suspension of active leaching between October 1, 2012 and March 13, 2013. The Creston Mascota deposit at Pinos Altos incurred $3,117 in production costs during the first quarter of 2013, which were excluded from total cash costs per ounce of gold produced.

(v)

The La India mine achieved commercial production on February 1, 2014. 3,492 ounces of payable gold production were excluded from the calculation of total cash costs per ounce of gold produced in the first quarter of 2014 as they were produced prior to the achievement of commercial production.

(vi)

Total cash costs per ounce of gold produced is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for by-product metal revenues, unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using this measure these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(vii)

Under the Company’s revenue recognition policy, revenue is recognized on concentrates when legal title passes. As total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the sales margin on the portion of concentrate production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs.

(viii)

The Company reports total cash costs per ounce of gold produced and minesite costs per tonne using a common industry practice of deferring certain stripping costs that can be attributed to future production. The purpose of adjusting for these stripping costs is to enhance the comparability of total cash costs per ounce of gold produced and minesite costs per tonne to the Company’s peers within the mining industry.

(ix)

Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting production costs as shown in the consolidated statements of income (loss) for unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs and other adjustments, and then dividing by tonnes of ore milled. As the total cash costs per ounce of gold produced measure can be impacted by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with US GAAP.

(x)	This inventory adjustment reflects production costs associated with unsold concentrates.